Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2020 FINANCIAL RESULTS

Hong Kong – April 29, 2021 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported audited financial results for the fiscal 2020 year ended December 31, 2020. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

Current Balance Sheet Highlights

•	$22.2 million in working capital at December 31, 2020, compared to $22.6 million at December 31, 2019.
•	Book value per share was $1.72 at December 31, 2020, compared to $1.76 at December 31, 2019.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “Throughout the year, the Company has continued to maintain its public company listing status in order to evaluate potential investments in the future. We have maintained a low expense infrastructure while retaining the financial flexibility to take advantages of any opportunities that may arise.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

Plastec Technologies, Ltd. April 29, 2021	Page 2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Revenues	-	-	-

Operating income/(expenses), net
Gain on disposal of a subsidiary	-	-	29
Selling, general and administrative expenses	(4,554)	(15,083)	(3,882)
Other income	9,954	-	7
Total operating income/ (expenses), net	5,400	(15,083)	(3,846)

Income/(loss) from operations	5,400	(15,083)	(3,846)

Interest income	3,082	3,297	1,118
Income/(loss) before income tax expense	8,482	(11,786)	(2,728)

Income tax expense from continuing operations	(2,435)	(729)	(779)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	6,047	(12,515)	(3,507)

Discontinued operations:
Net income from discontinued operations (including gain of 2020: HK$Nil, 2019: HK$47,845, 2018: HK$171,809) upon disposals)	171,927	53,364	-
Income tax expenses from discontinued operations	-	-	-

Net income from discontinued operations attributable to the Company’s shareholders	171,927	53,364	-

Net income/(loss) attributable to the Company’s shareholders	177,974	40,849	(3,507)

Other comprehensive income:
Continuing operations	-	-	-
Discontinued operations	6,674	-	-
	6,674	-	-
Comprehensive income/(loss) attributable to the Company’s shareholders	184,648	40,849	(3,507)
Net income/(loss) per share:

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic net income/(loss) per share attributable from
Continuing operations	HK$0.47	HK$(0.97)	HK$(0.27)
Discontinued operations	HK$13.29	HK$4.13	-

Diluted net income/(loss) per share attributable from
Continuing operations	HK$0.47	HK$(0.97)	HK$(0.27)
Discontinued operations	HK$13.29	HK$4.13	-

Plastec Technologies, Ltd. April 29, 2021	Page 3

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2019	2020
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	185,530	182,697
Deposits, prepayment and other receivables	1,754	2,450
Total current assets	187,284	185,147

Property, plant and equipment, net	423	60
Intangible assets	438	438
Total assets	188,145	185,645
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals	1,341	1,569
Tax payable	9,407	10,186
Total current liabilities	10,748	11,755

Total liabilities	10,748	11,755

Commitments and contingencies	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2019 and 2020, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	151,277	147,770
Total shareholders’ equity	177,397	173,890

Total liabilities and shareholders’ equity	188,145	185,645

Plastec Technologies, Ltd. April 29, 2021	Page 4

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Operating activities
Net income / (loss)	177,974	40,849	(3,507)
Less: Net income from discontinued operations	(171,927)	(53,364)	-
Net income/(loss) from continuing operations	6,047	(12,515)	(3,507)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	363	363	363
Gain on disposal of a subsidiary	-	-	(29)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(310)	(70)	(696)
Other payables and accruals	(221)	565	228
Tax payables	2,435	729	779
Net cash provided by/(used in) continuing operations	8,314	(10,928)	(2,862)
Net cash provided by discontinued operations	17,168	11,987	-
Net cash provided by/(used in) operating activities	25,482	1,059	(2,862)

Investing activities
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$27 for the year 2020, HK$93 for the year 2019 and HK$49,666 for the year 2018)	350,655	325,413	29
Net cash provided by continuing operations	350,655	325,413	29
Net cash used in discontinued operations	(101,410)	-	-
Net cash provided by investing activities	249,245	325,413	29

Financing activity
Dividends paid	(403,669)	(413,761)	-
Net cash used in continuing operations	(403,669)	(413,761)	-
Net cash used in financing activity	(403,669)	(413,761)	-

Net decrease in cash and cash equivalents	(128,942)	(87,289)	(2,833)

Effect of exchange rate changes	6,674	-	-
Cash and cash equivalents, beginning of year	395,087	272,819	185,530
Cash and cash equivalents, end of year	272,819	185,530	182,697
Less: cash and cash equivalents from discontinued operations	(69)	-	-
Cash and cash equivalents, end of year from continuing operations	272,750	185,530	182,697

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	3,082	3,297	1,118
Income taxes paid	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	165,506	-	-